UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

November 30, 2012

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3 (NO. 333-169119) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3 (File No. 333-169119):

•                  $2,830,000 SuperTrackSM Notes due November 28, 2014 Linked to the Performance of the SPDR S&P MidCap 400 ETF

•                  $15,170,000 SuperTrackSM Notes due June 2, 2016 Linked to the Performance of the S&P 500® Index

•                  $413,000 10.00% Exchangeable Notes due May 31, 2013 (Linked to the Common Stock of Baidu, Inc.)

•                  $367,000 17.00% Exchangeable Notes due May 31, 2013 (Linked to the Common Stock of Cliffs Natural Resources Inc.)

•                  $668,000 Notes due November 30, 2017 Linked to the Performance of a Basket of Commodity Indices

•                  $1,400,000  Coupon Barrier Notes Due December 6, 2013 Linked To Brent Crude (Futures Contract)

•                  $205,000 Notes due November 29, 2019 Linked to the Performance of a Basket of 10 Common Stocks

•                  $475,000 Buffered Digital Notes due November 30, 2015 linked to the Performance of the Russell 2000 Index

•                  $765,000 14.50% Exchangeable Notes due February 28, 2013 (Linked to the common Stock of PulteGroup, Inc.)

•                  $130,000 19.00% Exchangeable Notes due February 28, 2013 (Linked to the Common Stock of J.C. Penney Company, Inc.)

•                  $273,000 11.00% Exchangeable Notes due May 28, 2013 (Linked to the Common Stock of Verifone Systems, Inc.)

•                  $10,000 8.00% Exchangeable Notes due November 29, 2013 (Linked to the Common Stock of Whole Foods Market, Inc.)

•                  $34,000 9.00% Exchangeable Notes due November 29, 2013 (Linked to the Common Stock of Hewlett-Packard Company)

•                  $299,000 9.00% Exchangeable Notes due November 29, 2013 (Linked to the Common Stock of Freeport-McMoRan Copper & Gold Inc.)

•                  $20,000 9.00% Exchangeable Notes due November 29, 2013 (Linked to the Common Stock of Valero Energy Corporation)

•                  $403,000 9.65% Exchangeable Notes due November 29, 2013 (Linked to the Common Stock of Apple Inc.)

•                  $483,000 9.25% Exchangeable Notes due November 29, 2013 (Linked to the Common Stock of Amazon.com, Inc.)

•                  Barclays Bank PLC Airbag Yield Optimization Notes $5,365,000 Notes linked to the common stock of PulteGroup, Inc. due May 31, 2013

•                  Barclays Bank PLC Airbag Yield Optimization Notes $2,988,000 Notes linked to the common stock of lululemon athletica inc. due May 31, 2013

•                  Barclays Bank PLC Airbag Yield Optimization Notes $4,999,000 Notes linked to the common stock of Genworth Financial, Inc. due May 31, 2013

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: November 30, 2012	By:	/s/ Sean Gordon
Name: Sean Gordon
Title: Managing Director

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